ADB INTERNATIONAL GROUP, INC.
1440 West Bitters Road, #1931
San Antonio, Texas 78248

April 23, 2014

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Jennifer Lopez, Staff Attorney

RE: ADB International Group, Inc.
File No. 000-54862
Amendment No. 5 to Registration Statement on Form 10-12G
Filed on April 1, 2014
Staff Comment Letter dated April 14, 2014

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated April 14, 2014, with respect to the above-referenced Form 10-12G/A filed by ADB International Group, Inc. (the "Company") on April 1, 2014.
For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Item 6. Executive Compensation, page 25

Comment 1. We note your disclosure in footnote 1 that "Mr. Weissberg receives no compensation for serving as officer and director. However, your revised disclosure in Note 2 to the Financial Statements states that "[o]n December 23, 2013 [you] issued 200,000,000 shares of common stock in exchange for $20,000. These shares were sold to an officer and resulted in recognition of $1,000,000 in compensation services for the year ended December 31, 2013. It appears that the 200,000,000 shares referenced in Note 2 to the Financial Statements relate to your disclosure in Item 10, regarding the shares issued to Mr. Weissberg on December 27, 2013. Please revise your disclosure to ensure consistency throughout the filing and clarify if the shares issued relate to executive compensation. Please refer to Item 402 of Regulation S-K.
Response 1. We have revised disclosure under Item 10 "Recent Sales of Unregistered Securities" to reflect that the shares were issued to Mr. Weissberg on December 23, 2013. We have also included in Item 6. "Executive Compensation" the recognition of the difference in the market price and subscription price as compensation for Mr. Weissberg in 2013. We have also updated the respective disclosure in our Form 10-K/A for the year ended December 31, 2013 in response to this comment.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Item 1A. Risk Factors

Comment 2. We note your disclosure under Item 9A that [you] have concluded that your internal control over financial reporting had material weaknesses. Please revise your filing to include a risk factor to address any deficiencies in your internal controls. This comment also applies to your Amendment No. 5 to Form 10-12G filed on April 1, 2014.
Response 2. We have added in Item 1A. in our Form 10-K/A for the year ended December 31, 2013 and in our From 10-12G/A #6 under subheading "Risks Related to Our Company and Industry" the following risk factor:

The control deficiencies in our internal control over financial reporting may until remedied cause errors in our financial statements or cause our filings with the SEC to not be timely.

We have identified control deficiencies in our internal control over financial reporting as of the evaluation done by management as of December 31, 2013, including those related to (i) absent or inadequate segregation of duties within a significant account or process, (ii) inadequate documentation of the components of internal control, and (iii) inadequate design of information technology general and application controls that prevent the information system from providing complete and accurate information consistent with financial reporting objectives and current needs. If our internal control over financial reporting or disclosure controls and procedures are not effective, there may be errors in our financial statements that could require a restatement or our filings may not be timely made with the SEC. Based on the work undertaken and performed by us, however, we believe the financial statements contained in our reports filed with the SEC are fairly stated in all material respects in accordance with GAAP for each of the periods presented. We intend to implement additional corporate governance and control measures to strengthen our control environment as we are able, but we may not achieve our desired objectives. We may identify material weaknesses and control deficiencies in our internal control over financial reporting in the future that may require remediation and could lead investors losing confidence in our reported financial information, which could lead to a decline in our stock price.
Item 1B. Unresolved Staff Comments

Comment 3. Please revise this section to update the status of the Staff review of your Form 10-12G and the Form 10-K for the year ended December 31, 2012. In this regard, we note your statement that the Company cleared comments related to its From 10-12G and is in the process to file an amendment to its Form 10-K for the year ended December 31, 2012 in response to the comments from the SEC.
Response 3. The Company revised its disclosure in its Form 10-K/A as follows:
The Company received a comment letter dated April 14, 2014 with respect to its From 10-12G #5 (file no. 000-54862) filed on April 1, 2014 and its Form 10-K for the year ended December 31, 2013 filed on March 26, 2014. The Company received a comment letter dated December 13, 2013 related to its Form 10-K for the year ended December 31, 2012 filed on April 12, 2013.

Item 9A. Disclosures and Procedures

Management's Annual Report on Internal Control Over Financial Reporting

Comment 4. Please revise to include a statement as to whether or not internal control over financial reporting was effective as of December 31, 2013. Refer to Item 308(a)(3) of Regulation S-K.
Response 4. The Company included in the third paragraph under subheading "Management"s Annual Report on Internal Control Over Financial Reporting" that it believes that the Company's internal controls over its financial reporting were not effective as of December 31, 2013.

Signatures

Comment 5. The report must be signed by the registrant. The report must also be signed on behalf of the registrant by its controller or principal accounting officer. Any person who occupies more than one position should indicate each capacity in which he or she signs the report. Refer to General Instruction D(2)(a)-(b) of Form 10-K. Please amend to include the required signatures.
Response 5. We have included in our Form 10-K/A the signature of Mr. Weissberg in his capacity as our Chief Financial Officer.

Respectfully submitted,

/s/ Rob Weissberg, CEO